UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                     MDU COMMUNICATIONS INTERNATIONAL, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    582828109
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

         [X] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
             CUSIP No. 582828109                              Page 2 of 10 Pages
--------------------------------------------------------------------------------


------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

                               Amajac Capital Management LLC

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |_|
                                                                    (b) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                               Delaware
------------------------- -------- ---------------------------------------------
                             5     SOLE VOTING POWER

       NUMBER OF                                     -0-
                          -------- ---------------------------------------------
         SHARES              6     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                                     817,512 shares
                          -------- ---------------------------------------------
          EACH               7     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                                      -0-
                          -------- ---------------------------------------------
          WITH               8     SHARED DISPOSITIVE POWER

                                                     817,512 shares
------------ -------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               817,512  shares
------------ -------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                     |_|

------------ -------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                               1.7 %
------------ -------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*
                               IA
------------ -------------------------------------------------------------------

--------------------------------------------------------------------------------
             CUSIP No. 582828109                              Page 3 of 10 Pages
--------------------------------------------------------------------------------


------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

                               Jeffrey W. Priest

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |_|
                                                                    (b) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States
------------------------- -------- ---------------------------------------------
                             5     SOLE VOTING POWER

       NUMBER OF                                     -0-
                          -------- ---------------------------------------------
         SHARES              6     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                                     817,512 shares
                          -------- ---------------------------------------------
          EACH               7     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                                      -0-
                          -------- ---------------------------------------------
          WITH               8     SHARED DISPOSITIVE POWER

                                                     817,512 shares
------------ -------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               817,512  shares
------------ -------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                     |_|

------------ -------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                               1.7 %
------------ -------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*
                               IN
------------ -------------------------------------------------------------------

Item 1(a).   Name of Issuer:

                  MDU Communications International, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

                  60-D Commerce Way
                  Totowa, New Jersey 07512

Item 2(a).   Name of Person Filing:

                  This Schedule is being jointly filed by:

                (i) Amajac Capital Management LLC, a Delaware limited liability company, with respect to the shares held by each of Blackmore Partners LP, Blackmore Wallace Partners LP, and Blackmore Offshore Fund, Ltd. (Please see Exhibit A attached hereto for a description of the relationship among the foregoing parties).

                (ii) Jeffrey W. Priest, the Managing Member of Amajac Capital Management LLC, with respect to the shares held by each of Blackmore Partners LP, Blackmore Wallace Partners LP, and Blackmore Offshore Fund, Ltd. (Please see Exhibit A attached hereto for a description of the relationship among the foregoing parties).

Item 2(b).   Address of Principal Business Office or, if None, Residence:

                  2 High Ridge Park
                  Suite 309
                  Stamford, CT  06905

Item 2(c).   Citizenship:

                (i) Amajac Capital Management LLC is a Delaware limited liability company.

                (ii)    Mr. Priest is a United States citizen.

Item 2(d).   Title of Class of Securities:

                  Common Stock, par value $0.001 per share

Item 2(e).   CUSIP Number: 582828109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

           (a) [ ] Broker or Dealer registered under section 15 of the Act,

           (b) [ ] Bank as defined in section 3(a)(6) of the Act,

           (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act,

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

           (e) [X] An investment adviser in accordance with ss.
                   240.13d-1(b)(1)(ii)(E),

           (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F),

           (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G),

           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,

           (j) [ ] A group, in accordance with ss. 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         Amajac Capital Management LLC:
         -----------------------------

         (a)  Amount beneficially owned:         817,512 shares

         (b)  Percent of class: 1.7 %

         (c)  Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote: None
                (ii) Shared power to vote or to direct the vote: 817,512 shares
                (iii)   Sole power to dispose or to direct the disposition of:
                        None
                (iv)    Shared power to dispose or to direct the disposition of:
                        817,512 shares

         Jeffrey W. Priest:
         -----------------

         (a)  Amount beneficially owned:  817,512 shares

         (b)  Percent of class: 1.7 %

         (c)  Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote: None
                (ii) Shared power to vote or to direct the vote: 817,512 shares
                (iii)   Sole power to dispose or to direct the disposition of:
                        None
                (iv)    Shared power to dispose or to direct the disposition of:
                        817,512 shares

Item 5.  Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                  Please see Exhibit A attached hereto.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10.  Certification.

        By signing below I (we) certify that, to the best of my (our) knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my (our) knowledge and belief, I
(we) certify that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 2005

                                              Amajac Capital Management LLC

                                              /s/ Jeffrey W. Priest
                                              ----------------------------------
                                              By:  Jeffrey W. Priest
                                              Title:  Managing Member



                                              /s/ Jeffrey W. Priest
                                              ----------------------------------
                                              Jeffrey W. Priest, an individual

                                  Exhibit Index


The following exhibits are filed with the report on Schedule 13G/A:

Exhibit A: Identification of entities which acquired the securities of MDU Communications International, Inc.

Exhibit B: Joint Filing Agreement dated February 11, 2005 between Amajac Capital Management LLC and Jeffrey W. Priest.

                                    Exhibit A


                  Identification of entities which acquired the
              securities of MDU Communications International, Inc.


1. Blackmore Partners LP, a private investment partnership formed under the laws of the State of Delaware. Amajac Capital Management LLC is the General Partner of Blackmore Partners LP. Mr. Jeffrey W. Priest is the Managing Member of Amajac Capital Management LLC.

2. Blackmore Wallace Partners LP, a private investment partnership formed under the laws of the State of Delaware. Amajac Capital Management LLC is the General Partner of Blackmore Wallace Partners LP. Mr. Jeffrey W. Priest is the Managing Member of Amajac Capital Management LLC.

3. Blackmore Offshore Fund, Ltd., a private investment company formed under the laws of the British Virgin Islands as an international business company. Amajac Capital Management LLC is the investment adviser of Blackmore Offshore Fund, Ltd. Mr. Jeffrey W. Priest is the Managing Member of Amajac Capital Management LLC.


                                  * * * * * * *

                                    Exhibit B

                             Joint Filing Agreement

Amajac Capital Management LLC, a Delaware limited liability company, and Jeffrey
W. Priest, an individual, hereby agree to file jointly the statement on Schedule 13G/A to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G/A, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated:  February 11, 2005


                                            Amajac Capital Management LLC

                                            /s/ Jeffrey W. Priest
                                            ------------------------------------
                                            By:  Jeffrey W. Priest
                                            Title:  Managing Member



                                            /s/ Jeffrey W. Priest
                                            ------------------------------------
                                            Jeffrey W. Priest, an individual